UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	ANGIOTECH REPORTS FOURTH QUARTER RESULTS AND UPDATES 2007 FINANCIAL OUTLOOK

FORWARD-LOOKING STATEMENTS

Note on Forward Looking Statements:

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation.  Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance.  In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results.  These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 2, 2007

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

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FOR IMMEDIATE RELEASE
PRESS RELEASE
Thursday, February 1, 2007

ANGIOTECH REPORTS FOURTH QUARTER RESULTS AND UPDATES 2007 FINANCIAL OUTLOOK

Vancouver, BC, February 1, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced interim unaudited results for the fourth quarter ended December 31, 2006, and also provided an updated financial outlook for 2007.

Audited financial results for the year ended December 31, 2006 are expected to be available by the end of February.

“Angiotech is truly at a key inflection point. As we execute on our plan for 2007, we anticipate multiple growth opportunities, both from our internal R&D efforts and planned product launches, including our recently-announced Quill® SRS,” said Dr. William Hunter, President and CEO of Angiotech.

“We expect growth in our core medical products business this year to be driven, in part, by new product launches,” commented Thomas Bailey, Chief Financial Officer of Angiotech. “While we value short-term revenue growth, we are also encouraged by the potential for longer-term revenue growth from programs like the Vascular Wrap™ paclitaxel-eluting mesh and anti-infective CVC.”

“Our updated 2007 financial outlook reflects a balance of spending for growth and management discipline,” continued Mr. Bailey. “We’ve prepared for the possibility that difficult market conditions in the drug-eluting stent market could impact us financially in 2007. As a result we have implemented an operating budget for 2007 that reflects reduced expenditures on general and administrative activities, conservative increases in spending for research and development, and a reasonable and continued expansion of our sales and marketing resources.”

Fourth Quarter Highlights

•

Total revenue, as adjusted for non-recurring items, was $83.2 million.  Total revenue under generally accepted accounting principles (GAAP) was $93.3 million.

•

Net product sales were $44.7 million and were derived principally from sales of our various single use medical device product lines and sales of medical device components to third parties.

•

Royalty revenue, as adjusted, was $38.5 million, which included $36.8 million of royalty revenue derived from sales by Boston Scientific Corporation (BSC) of paclitaxel-eluting coronary stent systems, representing an average blended royalty rate of 7.9 percent for U.S. sales and 5.9 percent for sales in other countries.  Royalty revenue under GAAP was $47.5 million.

•

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash and non-recurring items) was $25.9 million.

•

GAAP net loss and net loss per share from continuing operations were $5.3 million and $0.06 respectively, reflecting one-time items related to certain previously announced reorganization activities and the refinancing of the Company’s senior secured credit facilities completed in December 2006.

•

Adjusted net income from continuing operations and adjusted net income per share from continuing operations (GAAP net income as adjusted to exclude certain non-cash and non-recurring items) were $12.0 million and $0.14, respectively.

•

On December 6, 2006, Angiotech entered into a Royalty Sale Agreement with Orthovita, Inc. pursuant to which Orthovita purchased royalty rights to the VITAGEL™ surgical hemostat and related products.  Under the terms of the Agreement, on December 29 Angiotech received $9.0 million in cash from Orthovita. This non-recurring revenue is excluded from our adjusted financial results, as it is not part of our continuing operations.

•

Integration and restructuring activities related to the operations of Angiotech’s medical products businesses continued during the fourth quarter.  As part of this process, in the third quarter of 2006 Angiotech began replacing the divisional operating structure of these businesses, which were acquired in March 2006 as part of the purchase of American Medical Instruments Holdings, Inc. (AMI), with a centralized operating structure in order to reduce certain general, administrative and operating costs.  During the fourth quarter, we incurred restructuring and other non-recurring charges relating to these activities of approximately $1.9 million.

•

During the third quarter, Angiotech discontinued certain operations as part of its ongoing integration efforts related to the acquisition of AMI.  Revenue and expenses related to these discontinued operations are not included in the results from continuing operations reported for the fourth quarter or year ended December 31, 2006.

Updated 2007 Financial Outlook

The updated 2007 financial outlook, summarized in the table below, reflects certain key drivers and assumptions, including:

•

Product sales growth ranging from 15% to 20% in aggregate; results are expected to be impacted most materially by growth rates of certain new product lines including:

o

the Quill® SRS for various general and aesthetic surgery indications;

o

pending regulatory approval, potential Vascular Wrap™ product sales in the European Union in the second half of 2007; and

o

acceleration of sales of certain product lines in our vascular and oncology product franchises.

•

A royalty revenue decline of approximately 22% in 2007 as compared to 2006, as a result of lower expected sales by BSC of paclitaxel-eluting stent systems.  Worldwide sales of paclitaxel-eluting coronary stent systems by BSC were $506 million for the quarter ended December 31, 2006, as compared to $574 million in the prior quarter.  The updated outlook assumes that BSC’s results observed in the quarter ended December 31, 2006 provide the best benchmark for future quarters at the present time.  In addition, this updated outlook assumes BSC receives approval to sell paclitaxel-eluting stent systems in Japan by the third quarter of 2007, and that as a result we would recognize a slight increase in royalty revenue during the fourth quarter of 2007.

•

Modestly improved gross margins in the second half of 2007, reflecting a greater mix of proprietary products as a percentage of total sales and certain cost savings related to the reorganization activities initiated in the third quarter of 2006.

•

Continued and sustained investment in two pivotal human clinical trials in the United States: the anti-infective central venous catheter trial and the Vascular Wrap™ product trial in dialysis patients receiving arterio-venous access grafts.

•

Continued and sustained investment in several important early stage, preclinical research programs, two of which may enter first-in-man clinical trials by the end of 2007.

•

A modest increase in investment in selling and marketing expenses, directed primarily at the expansion of sales personnel, clinical support and marketing activities related to the Quill® SRS product line for general and aesthetic surgery.

•

A reduction in general and administrative expenses in 2007 as compared to 2006, reflecting broad spending reduction initiatives as well as certain cost synergies related to the reorganization activities initiated in the third quarter of 2006.

•

An increase in total interest expense, reflecting the refinancing of our senior secured credit facilities with $325 million in aggregate principal amount of senior floating rate notes completed in December of 2006.

The information in the table below is forward-looking and accordingly actual results may differ materially from the results set out below. See “Forward Looking Statements” below.

$ in millions except per share values	First Quarter 2007	Fiscal Year 2007
Revenue
Product sales	$41 - $42	$190 - $210
Royalty revenue	$32 - $33	$135 - $140

Expense
Cost of goods sold	$20 - $21	$87 - $95
Royalty expense	$5 - $6	$23 - $24
R & D	$15 - $16	$51 - $53
SG & A	$17 - $18	$74 - $75

Adjusted Net Income per share	$0.04 - $0.05	$0.40 - $0.50

Financial Information and Certain Non GAAP Financial Measures

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and twelve month periods ended December 31, 2006 and consolidated financial information for the year ended December 31, 2005. Full audited financial results for the year ended December 31, 2006, including Management’s Discussion and Analysis and Annual Financial Statements, are expected to be available by the end of February, and will be filed with the relevant regulatory agencies, as well as posted on our website at www.angiotech.com.

The results for the three and twelve month periods ended December 31, 2006 include the results of AMI since the date of acquisition on March 23, 2006.  As AMI was acquired on March 23, 2006, the comparative three and twelve month periods ended December 31, 2005 do not include the results of the AMI operations.

Amounts, unless specified otherwise, are expressed in U.S. dollars.  Financial results are reported under United States generally accepted accounting principles (“U.S. GAAP”) unless otherwise noted.  All per share amounts are stated on a diluted basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted EBITDA also do not include litigation expenses related to defending intellectual property claims. Royalty revenue, as adjusted, excludes a one time payment from Orthovita in lieu of future royalty payments. Revenue, as adjusted, excludes a one time payment from Orthovita in lieu of future royalty payments, as well as non-recurring, non-operating revenue derived from license agreements with Baxter Healthcare Corporation and other license revenue, net of license fees due to licensors. Adjusted net income from continuing operations, adjusted net income per share from continuing operations, revenue from continuing operations, as adjusted, royalty revenue, as adjusted and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of these measures to GAAP in the attached tables.

The financial outlook above presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure.  As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information.  Specifically, the adjusted net income per share amounts above exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our underlying business performance, including stock-based compensation expenses, litigation expenses and foreign exchange gains or losses.

Conference Call Information

A conference call to discuss these financial results will be held today, Thursday, February 1, 2007 at 1:30 PM PT (4:30 PM ET).

Dial-in information:

North America (toll free): 1-800-561-2693

International: 1-617-614-3523

Enter passcode: 96122419

A replay archive of the conference call will be available until February 8, 2007 by calling 888-286-8010 (in North America) or 1-617-801-6888 (International) and entering Access Code 30636547.

A live webcast will be available to all interested parties through the Investors section of Angiotech’s website: www.angiotech.com.

Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation.  Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance.  In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results.  These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Vascular Wrap and Quill are trademarks of Angiotech Pharmaceuticals, Inc. and its subsidiaries. VITAGEL is a trademark of Orthovita, Inc.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended December 31, 2006			Three months ended December 31, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	47,475	(9,000) a	38,475	40,588		40,588
Product sales, net	44,726		44,726	2,209		2,209
License fees	1,052	(1,052) b	-	1,049	(1,049) b	-
	93,253	(10,052)	83,201	43,846	(1,049)	42,797
EXPENSES
License and royalty fees	6,109		6,109	6,405		6,405
Cost of products sold	22,404		22,404	2,550	(208) d	2,342
Research and development	12,165	(500) c	11,665	9,129	(537) c	8,592
Selling, general and administrative	24,227	(799) c	17,998	9,934	(804) c	5,221
		(3,551) e			(205) d
		(1,879) d			(3,704) e
Depreciation and amortization	14,288	(13,316) f	972	2,921	(2,327) f	594
In-process research and development	-		-	53,957	(53,957) g	-
	79,193	(20,045)	59,148	84,896	(61,742)	23,154
Operating income (loss)	14,060	9,993	24,053	(41,050)	60,693	19,643
Other income (expenses):
Foreign exchange gain (loss)	(1,263)	1,263 h	-	4	(4) h	-
Investment and other income	1,028	4 i	1,032	2,610		2,610
Write-down of investments	-		-	(5,967)	5,967 j	-
Interest expense on long-term debt	(11,891)	699 k	(11,192)	-		-
Gain on redemption of investments	126	(126) l	-	-		-
Loss on extinguishment of debt	(9,297)	9,297 m	-	-		-
	(21,297)	11,137	(10,160)	(3,353)	5,963	2,610
Income (loss) from continuing operations before income taxes	(7,237)	21,130	13,893	(44,403)	66,656	22,253
Income tax expense (recovery)	(1,977)	3,880 n	1,903	(1,683)	9,919 n	8,236
Net income (loss) from continuing operations	(5,260)	17,250	11,990	(42,720)	56,737	14,017
Net loss from discontinued operations, net of income taxes	(6,443)	6,443	-	(8,540)	8,540	-
Net income (loss) for the period	(11,703)	23,693	11,990	(51,260)	65,277	14,017

Basic net income (loss) per common share from continuing operations	(0.06)		0.14	(0.51)		0.17
Diluted net income (loss) per common share from continuing operations	(0.06)		0.14	(0.50)		0.16
Weighted average shares outstanding (000’s) – basic	84,984		84,984	84,130		84,130
Weighted average shares outstanding (000’s) – diluted	85,547		85,547	85,505		85,505

a.

One time payment from Orthovita in lieu of future royalty payments on licensed technology.

b.

Non-recurring, non-operating revenue as derived from license agreements with Baxter Healthcare Corporation ($1.0 million) and other license revenue, net of license fees due to licensors.

c.

Stock-based compensation expense.

d.

In 2006, termination costs related to the integration of AMI.  In 2005, termination costs relating to consolidation activities at Palo Alto facility.

e.

Litigation expenses relating to defending intellectual property claims.

f.

Amortization of acquisition related intangible assets and medical technologies.

g.

In-process research and development expense in 2005 of $30.6 million and $23.4 million related to CombinatoRx and Afmedica transactions, respectively.

h.

Foreign exchange fluctuations on foreign currency net monetary assets.

i.

Gain on sale of Palo Alto building and gain on sale related to disposition of NeoDisc technology rights to NuVasive.

j.

Write-down of investment in CABG Medical, Inc.

k.

Amortization of deferred financing costs.

l.

Net impact of gain on redemption of investments and loss on write-down of investments.

m.

Write-off of capitalized transaction costs on the extinguishment of the Term Loan.

n.

Tax effects of adjustments a. through m. for the period.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Year ended December 31, 2006			Year ended December 31, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	175,254	(9,000) a	166,254	189,203		189,203
Product sales, net	138,590		138,590	5,334		5,334
License fees	1,231	(1,231) b	-	5,111	(5,014) b	97
	315,075	(10,231)	304,844	199,648	(5,014)	194,634
EXPENSES
License and royalty fees	25,605		25,605	28,345	(478) b	27,867
Cost of products sold	68,067		68,067	5,653	(415) d	5,238
Research and development	45,393	(2,490) c	42,903	31,988	(2,052) c	28,882
					(1,054) d
Selling, general and administrative	78,732	(3,609) c	61,470	37,837	(3,332) c	18,258
		(11,774) e			(1,097) d
		(1,879) d			(15,150) e
Depreciation and amortization	36,014	(32,707) f	3,307	9,540	(6,983) f	2,557
In-process research and development	1,042	(1,042) g	-	54,957	(54,957) g	-
	254,853	(53,501)	201,352	168,320	(85,518)	82,802
Operating income	60,222	43,270	103,492	31,328	80,504	111,832
Other income (expenses):
Foreign exchange gain	515	(515) h	-	1,092	(1,092) h	-
Investment and other income	6,522	(829) i	5,693	10,006		10,006
Write-down of investment	-		-	(5,967)	5,967 j	-
Interest expense on long-term debt	(35,502)	2,019 k	(33,483)	-		-
Loss on redemption of investments	(287)	287 l	-	-		-
Loss on extinguishment of debt	(9,297)	9,297 m	-	-		-
	(38,049)	10,259	(27,790)	5,131	4,875	10,006
Income from continuing operations before income taxes and cumulative effect of change in accounting	22,173	53,529	75,702	36,459	85,379	121,838
Income tax expense	10,279	4,933 n	15,212	28,055	17,524 n	45,579
Income from continuing operations before cumulative effect of change in accounting	11,894	48,596	60,490	8,404	67,855	76,259
Net loss from discontinued operations, net of income taxes	(7,708)	7,708	-	(9,591)	9,591	-
Cumulative effect of change in accounting	399	(399)	-	-		-
Net income (loss) for the period	4,585	55,905	60,490	(1,187)	77,446	76,259

Basic net income per common share from continuing operations	0.14		0.71	0.10		0.91
Diluted net income per common share from continuing operations	0.14		0.71	0.10		0.89
Weighted average shares outstanding (000’s) – basic	84,752		84,752	84,121		84,121
Weighted average shares outstanding (000’s) – diluted	85,437		85,437	85,724		85,724

a.

One time payment from Orthovita in lieu of future royalty payments on licensed technology.

b.

Non-recurring, non-operating revenue as derived from license agreements, net of license fees due to licensors.  In 2006, with Baxter Healthcare Corporation ($1.0 million) and other license revenue.  In 2005, relating to license agreement with CABG Medical, Inc. ($3.3 million), Broncus Technologies, Inc. ($0.5 million), Baxter Healthcare Corporation ($1.0 million) and other license fee revenue.

c.

Stock-based compensation expense.

d.

In 2006, termination costs related to the integration of AMI.  In 2005, termination costs relating to consolidation activities at Palo Alto facility.

e.

Litigation expenses relating to defending intellectual property claims.

f.

Amortization of acquisition related intangible assets and medical technologies.

g.

In-process research and development expense.  In 2005, $30.6 million and $23.4 million related to CombinatoRx and Afmedica transactions, respectively.

h.

Foreign exchange fluctuations on foreign currency net monetary assets.

i.

Gain on sale of Palo Alto building and gain on sale related to disposition of NeoDisc technology rights to NuVasive.

j.

Write-down of investment in CABG Medical, Inc.

k.

Amortization of deferred financing costs.

l.

Net impact of gain on redemption of investments and loss on write-down of investments.

m.

Write-off of capitalized transaction costs on the extinguishment of the Term Loan.

n.

Non-recurring Quebec retroactive tax adjustment ($8.7 million) in 2006, and tax effects of adjustments a. through m. for the period.

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S.$)	2006	2005	2006	2005

Net income (loss) on a GAAP basis	(11,703)	(51,260)	4,585	(1,187)
Interest expense on long-term debt	11,891	-	35,502	-
Income tax expense (recovery)	(5,619)	(2,256)	6,247	27,156
Depreciation and amortization	15,956	3,554	40,348	11,999
EBITDA	10,525	(49,962)	86,682	37,968
Adjustments:
Net loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	9,242	8,613	10,497	8,491
In-process research and development	-	53,957	1,042	54,957
Non-recurring revenue, net of license fees	(10,052)	(1,049)	(10,231)	(4,536)
Stock-based compensation	1,299	1,341	5,700	5,384
Palo Alto consolidation expenses	-	413	-	2,566
Litigation expenses	3,551	3,704	11,774	15,150
Foreign exchange (gain) loss	1,263	(4)	(515)	(1,092)
Investment and other income	(1,032)	(2,610)	(5,693)	(10,006)
Write-down of investment	-	5,967	-	5,967
Severance	1,879	-	1,879	-
Loss on extinguishment of debt	9,297	-	9,297	-
Gain on sale of intangible asset	-	-	(148)	-
Gain on sale of Palo Alto building	4	-	(681)	-
Loss (gain) on redemption of investments	(126)	-	287	-
Adjusted EBITDA	25,850	20,370	109,890	114,849

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	December 31,	December 31,
(in thousands of U.S.$)	2006	2005
ASSETS
Cash and short-term investments	108,617	195,442
Accounts receivable	25,231	3,377
Inventories	33,619	786
Deferred income taxes	5,135	1,703
Other current assets	6,303	7,564
Assets from discontinued operations	20,484	-
Total current assets	199,389	208,872
Long-term investments	53,840	170,578
Property and equipment, net	59,783	11,042
Intangible assets, net	244,955	45,447
Goodwill	630,770	46,071
Deferred income taxes	4,033	11,350
Deferred financing costs	14,845	-
Other assets	255	1,334
	1,207,870	494,694
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	66,282	27,555
Liabilities from discontinued operations	4,226	-
Long-term debt	575,000	-
Deferred income taxes	74,576	-
Other long-term liabilities	4,052	4,459
Stockholders’ equity	483,734	462,680
	1,207,870	494,694

FOR ADDITIONAL INFORMATION:

Analysts, Institutional, and Retail Investors:

Media:

Deirdre Neary

Jodi Regts

Manager, Investor Relations

Manager, Corporate Communications

dneary@angio.com

jregts@angio.com

(604) 222-7056

(604) 221-7930

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